UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Funtalk China Holdings Limited

(Name of Company)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G36993 106

(CUSIP Number)

Dongping Fei 21/F, Block D The Place Tower No.9 Guanghua Road, Chaoyang District Beijing, China 100020 Tel: +86-10-5709-1198

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Capital Ally Investments Limited
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds BK, WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 729,157(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 729,157(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 729,157(1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 1.2%(3)
14.	Type of Reporting Person * IV

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 45,830,097 Ordinary Shares.

(2)	See Item 5 below.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person GM Investment Company Limited
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds BK, WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,804,157(1)
	9.	Sole Dispositive Power 15,075,000
	10.	Shared Dispositive Power 729,157(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,804,157(1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 26.2%(3)
14.	Type of Reporting Person * IV

(1)

The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 30,755,097 Ordinary Shares.

(2)	See Item 5 below.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Style Technology Development Limited
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 729,157(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 729,157(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 729,157(1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 1.2%(3)
14.	Type of Reporting Person * IV

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 45,830,097 Ordinary Shares.

(2)	See Item 5 below.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Golden Meditech Company Limited
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds BK, WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,804,157(1)
	9.	Sole Dispositive Power 15,075,000
	10.	Shared Dispositive Power 729,157(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,804,157(1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 26.2%(3)
14.	Type of Reporting Person * CO

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 30,755,097 Ordinary Shares.

(2)	See Item 5 below.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sinowill Holding Limited
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds BK, WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,377,157(1)
	9.	Sole Dispositive Power 9,648,000
	10.	Shared Dispositive Power 729,157(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,377,157(1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 17.2%(3)
14.	Type of Reporting Person * IV

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 36,182,097 Ordinary Shares.

(2)	See Item 5 below.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Huge Harvest Enterprises Limited
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds BK, WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,412,000(1)
	9.	Sole Dispositive Power 2,412,000
	10.	Shared Dispositive Power 0(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,412,000(1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 4.0%(3)
14.	Type of Reporting Person * IV

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 44,147,254 Ordinary Shares.

(2)	See Item 5 below.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Kingstate Group Limited
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds BK, WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,412,000(1)
	9.	Sole Dispositive Power 2,412,000
	10.	Shared Dispositive Power 0(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,412,000(1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 4.0%(3)
14.	Type of Reporting Person * IV

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 44,147,254 Ordinary Shares.

(2)	See Item 5 below.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Trend Focus Limited
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds BK, WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 603,000(1)
	9.	Sole Dispositive Power 603,000
	10.	Shared Dispositive Power 0(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 603,000(1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 1.0%(3)
14.	Type of Reporting Person * IV

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 45,956,254 Ordinary Shares.

(2)	See Item 5 below.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Nana Gong
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds BK, WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,377,157(1)
	9.	Sole Dispositive Power 9,648,000
	10.	Shared Dispositive Power 729,157(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,377,157(1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 17.2%(3)
14.	Type of Reporting Person * IV

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 36,182,097 Ordinary Shares.

(2)	See Item 5 below.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Kuo Zhang
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds BK, WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,000
	8.	Shared Voting Power 10,377,157(1)
	9.	Sole Dispositive Power 9,673,000
	10.	Shared Dispositive Power 729,157(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,402,157(1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 17.3%(3)
14.	Type of Reporting Person * IV

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 36,157,097 Ordinary Shares.

(2)	See Item 5 below.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Dongping Fei
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds BK, WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,000
	8.	Shared Voting Power 3,141,157(1)
	9.	Sole Dispositive Power 2,437,000
	10.	Shared Dispositive Power 729,157(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,166,157(1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 5.3%(3)
14.	Type of Reporting Person * IV

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 43,393,097 Ordinary Shares.

(2)	See Item 5 below.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Hengyang Zhou
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds BK, WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,000
	8.	Shared Voting Power 2,412,000(1)
	9.	Sole Dispositive Power 2,437,000
	10.	Shared Dispositive Power 0(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,437,000(1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 4.0%(3)
14.	Type of Reporting Person * IV

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 44,122,254 Ordinary Shares.

(2)	See Item 5 below.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Francis Kwok Cheong Wan
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds BK, WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,320
	8.	Shared Voting Power 603,000(1)
	9.	Sole Dispositive Power 638,320
	10.	Shared Dispositive Power 0(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 638,320(1), (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 1.1%(3)
14.	Type of Reporting Person * IV

(1)

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 45,920,934 Ordinary Shares.

(2)	See Item 5 below.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

Item 1.	Security and Issuer

This statement relates to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Funtalk China Holdings Limited, a Cayman Islands exempted company (the “Company”). The Company’s principal executive office is located at 21/F, Block D The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing China 10020.

Item 2.	Identity and Background

This statement of beneficial ownership on Schedule 13D/A is being filed jointly by Capital Ally Investments Limited (“Capital Ally”), GM Investment Company Limited (“GM”), Style Technology Development Limited (“Style Technology”), Golden Meditech Company Limited (“Golden Meditech”), Sinowill Holding Limited (“Sinowill”), Huge Harvest Enterprises Limited (“Huge Harvest”), Kingstate Group Limited (“Kingstate”), Trend Focus Limited (“Trend Focus”), Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan (collectively, the “Reporting Persons”).

This Schedule 13D/A amends, and, with respect to certain information set forth herein, supersedes the Schedule 13D filed with the SEC on November 17, 2009 by ARCH Digital Holdings Limited and Capital Ally with respect to the Ordinary Shares of the Company, as previously amended by Amendment No.1 filed on January 29, 2010, by Amendment No.2 filed on July 16, 2010 and by Amendment No.3 filed on November 9, 2010 (the “Original Schedule 13D”).

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D. The entities in the Reporting Persons shall be referred to hereinafter as “Entity Reporting Persons”, and the individuals in the Reporting Persons shall be referred to hereinafter as “Individual Reporting Persons”.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the Ordinary Shares beneficially owned by any other Reporting Person or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(a)-(c) (f) The business address of Capital Ally is 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong. The business address of GM is 48/F Bank of China Tower, 1 Garden Road, Central, Hong Kong. The business address of Style Technology is Room 2702, Lucky Commercial Centre, 103-109 Des Voeux Road West, Hong Kong. The business address of Golden Meditech is P.O. Box 1350 GT, Clifton House, 75 Fort Street, George Town, Grand Cayman, Cayman Islands, British West Indies. Each of Sinowill, Huge Harvest, Kingstate and Trend Focus is a British Virgin Islands company. Sinowill is wholly owned by Nana Gong and controlled by Kuo Zhang, who is the chairman of the Company’s Board of Directors. The business address of each of Sinowill, Nana Gong and Kuo Zhang is 21/F, Block D The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing, China. Huge Harvest is wholly owned and controlled by Dongping Fei, who is a director of the Company and its chief executive officer. The business address of each of Huge Harvest and Dongping Fei is 21/F, Block D The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing, China. Kingstate is wholly owned and controlled by Hengyang Zhou, who is the executive president of Beijing Funtalk Century Technology Co., Ltd., the wholly owned subsidiary of the Company in China. The business address of each of Kingstate and Hengyang Zhou is 21/F, Block D The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing, China. Trend Focus is wholly owned and controlled by Francis Kwok Cheong Wan, who is the senior vice president of corporate investor relations. The business address of each of Trend Focus and Francis Kwok Cheong Wan is 21/F, Block D The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing, China. The principal business of each of Capital Ally and GM, Sinowill, Huge Harvest, Kingstate and Trend Focus is investment holdings. The principal business of Style Technology is investment. The principal business of Golden Meditech is the provision of healthcare services and the development, manufacture and sale of medical devices and natural herbal medicines. The principal occupation or employment of Nana Gong is investment. The principal occupation or employment of each of Kuo Zhang, Dongping Fei, Hengyang Zhou and Francis Kwok Cheong Wan is management. The citizenship of each of Nana Gong, Kuo Zhang, Dongping Fei and Hengyang Zhou is the People’s Republic of China. The citizenship of Francis Kwok Cheong Wan is Canada.

Capital Ally is a British Virgin Islands company 50% owned and controlled by each of (i) GM, a Hong Kong company, and (ii) Style Technology, a Hong Kong company. GM is wholly owned and controlled by Golden Meditech, a PRC-based public company incorporated in the Cayman Islands. Mr. Kuo Zhang and Mr. Dongping Fei are both directors of Capital Ally and hold voting and dispositive power over the Ordinary Shares owned by Capital Ally. Style Technology and GM share voting and dispositive power with respect to the warrants of the Company held by Capital Ally. The board of directors of Golden Meditech make the decisions regarding the voting and disposition of the shares owned by GM. Ms. Nana Gong beneficially owns a 64% equity interest in Style Technology through Sinowill and holds voting and dispositive power over the Ordinary Shares owned by Style Technology. Huge Harvest, Kingstate and Trend Focus holds a 16%, 16% and 4% equity interest, respectively, in Style Technology.

Due to the nature of the transaction described in Item 4 of this Statement, the Reporting Persons could be deemed to be part of a “group” with each other and with ARCH Digital Holdings Limited (“ARCH”), ARC Capital Holdings Limited and ARC Capital Partners Limited (ARCH, ARC Capital Holdings Limited and ARC Capital Partners Limited, collectively, the “Arch Group”) within the meaning of Section 13(d)(3) of the Exchange Act. Each of the Reporting Persons disclaims beneficial ownership of all Ordinary Shares beneficially owned by any other Reporting Person or members of the Arch Group as to which such Reporting Person is not the record owner.

(d)-(e) During the last five years, neither any Entity Reporting Person nor, to any Entity Reporting Person’s knowledge (i) any executive officer or director of such Entity Reporting Person; (ii) any person controlling of such Entity Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of such Entity Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the past five years, none of the Individual Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons anticipate that at the price per Ordinary Share set forth in their Proposal described in Item 4 below (which price has not yet been approved by the Company’s Board of Directors), approximately US$ 97,781,690 will be expended in acquiring 13,772,069 outstanding Ordinary Shares of the Company owned by shareholders of the Company other than the Reporting Persons and the Arch Group (“Publicly Held Shares”). It is anticipated that the funding for the purchase of the Publicly Held Shares will be provided by a combination of debt and equity capital.

In addition, the Reporting Persons have agreed that any transaction costs associated with the purchase of the Publicly Held Shares will be funded by the Consortium Members (as defined in Item 4 of this Statement) in proportion to their anticipated shareholdings in Newco (as defined in Item 4 of this Statement), as more fully described in Item 6 of this Statement. The Reporting Persons expect to obtain the funds required to finance these additional transaction costs from their respective working capital.

Item 4.	Purpose of Transaction

The following information set forth in this Item 4 is furnished by the Reporting Persons pursuant to Item 4 of Schedule 13D and also amends, in its entirety, Item 4 of the Original Schedule 13D.

On March 25, 2011, Arch, Capital Ally, GM, Sinowill, Huge Harvest, Kingstate and Trend Focus (collectively, the “Consortium Members”) on behalf of themselves and an acquisition vehicle to be formed and solely owned by them (“Newco”), submitted a non-binding proposal (the “Proposal”) to the Company’s Board of Directors for the acquisition of the Publicly Held Shares. The description of the Proposal in this Item 4 is qualified in its entirety by reference to the complete text of the Proposal, a copy of which has been filed as Exhibit B to this Schedule 13D/A.

Under the Proposal, the Consortium Members propose to acquire, through Newco, all of the Company’s Publicly Held Shares (the “Transaction”) for US$7.10 per Ordinary Share. The Consortium Members are the beneficial owners of approximately 77.13% of the Company’s Ordinary Shares (excluding outstanding warrants and options of the Company). Mr. Kuo Zhang is the chairman of the Board of Directors of the Company, Mr. Dongping Fei is a director and the chief executive officer of the issuer, Mr. Hengyang Zhou is the executive president of Beijing Funtalk Century Technology Group Company Limited, the wholly-owned subsidiary of the Company, and Mr. Francis Kwok Cheong Wan is the senior vice president of corporate investor relations of the Company. The Consortium Members also stated in the Proposal that they are interested only in acquiring the Publicly Held Shares, and that they do not intend to sell their respective stakes in the Company.

In the Proposal, the Consortium Members stated that they expect that the Company’s Board of Directors would establish a special committee of independent directors (the “Special Committee”) to consider the proposed Transaction. The Consortium Members also stated in the Proposal that they expect the Special Committee to retain its own legal and financial advisors.

The Proposal is subject to a number of conditions, including, among other things: (a) due diligence on the Company; and (b) the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Company and the Consortium Members.

Either the Consortium Members, on the one hand, or the Company, on the other hand, may at any time prior to the execution of definitive documentation decide not to pursue the Transaction. The Consortium Members reserve the right to modify the Proposal in any way as a result of negotiations or to withdraw the Proposal at any time. If the proposed Transaction is completed, (a) the board of directors of Newco, as the surviving company in the merger, will consist solely of persons to be designated by the Consortium Members; and (b) the Ordinary Shares will no longer be traded on the NASDAQ and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the Consortium Members.

Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The following table sets forth the beneficial ownership of Ordinary Shares of the Company for each of the Reporting Persons.

Reporting person	Amount beneficially owned: (1)	Percent of class:(1), (2)	Sole power to vote or direct the vote: (3)	Shared power to vote or to direct the vote: (4)	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Capital Ally	729,157	1.2%	729,157	0	729,157	0
GM	15,804,157	26.4%	0	15,804,157	15,075,000	729,157
Style Technology	729,157	1.2%	0	729,157	0	729,157

Golden Meditech	15,804,157		26.4%	0	15,804,157	15,075,000	729,157
Sinowill	10,377,157		17.3%	0	10,377,157	9,648,000	729,157
Huge Harvest	2,412,000		4.0%	0	2,412,000	2,412,000	0
Kingstate	2,412,000		4.0%	0	2,412,000	2,412,000	0
Trend Focus	603,000		1.0%	0	603,000	603,000	0
Nana Gong	10,377,157		17.3%	0	10,377,157	9,648,000	729,157
Kuo Zhang	10,402,157	(5)	17.3%	25,000	10,377,157	9,673,000	729,157
Dongping Fei	3,166,157	(6)	5.3%	25,000	3,141,157	2,437,000	729,157
Hengyang Zhou	2,437,000	(7)	4.0%	25,000	2,412,000	2,437,000	0
Francis Kwok Cheong Wan	638,320	(8)	1.1%	35,320	603,000	638,320	0

(1)	Each of the Reporting Persons could be deemed to be part of a “group” with each other and with the Arch Group (as discussed in Item 2 of this Statement), whose members collectively own 15,579,157 Ordinary Shares.
(2)	Percentage of beneficial ownership of each listed person is based on 60,230,383 Ordinary Shares outstanding as of November 23, 2011 (as provided by the Company).
(3)	This sole power to vote or direct the vote only relates to matters not covered by the Voting Agreement and the Merger Agreement.
(4)	This shared power to vote or direct the vote includes power relating to matters covered by the Voting Agreement and the Merger Agreement.
(5)	Includes (i) 9,648,000 Ordinary Shares held by Sinowill, (ii) 729,157 Ordinary Shares held by Capital Ally and (iii) 25,000 Ordinary Shares issuable to Mr. Zhang upon exercise of certain stock options.
(6)	Includes (i) 2,412,000 Ordinary Shares held by Huge Harvest, (ii) 729,157 Ordinary Shares held by Capital Ally and (iii) 25,000 Ordinary Shares issuable to Mr. Fei upon exercise of certain stock options.
(7)	Includes (i) 2,412,000 Ordinary Shares held by Kingstate and (iii) 25,000 Ordinary Shares issuable to Mr. Zhou upon exercise of certain stock options.
(8)	Includes (i) 603,000 Ordinary Shares held by Trend Focus, (ii) 9,380 Ordinary Shares, 100 Class A warrants and 840 Class B redeemable warrants beneficially owned by Mr. Wan and (iii) 25,000 Ordinary Shares issuable to Mr. Wan upon exercise of certain stock options.

During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the directors and officers of the Entity Reporting Persons has effected any transactions in the Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Prior to their delivery of the Proposal to the Company’s Board of Directors, the Consortium Members entered into a consortium agreement dated March 25, 2011 (the “Consortium Agreement”) with respect to their participation in and the general structure of the Transaction. In accordance with the terms of the Consortium Agreement, each of the Consortium Members have agreed to either (i) transfer, contribute and deliver the securities of the Company held by it to Newco in exchange for equity of Newco or (ii) have the securities of the Company held by it cancelled in connection with the Transaction. The Consortium Members may agree to admit one or more additional consortium members which will provide equity capital for the Transaction.

In accordance with the terms of the Consortium Agreement, the Consortium Members have agreed to cooperate to:

•	deliver the Proposal to the Board of Directors of the Company;

•	evaluate the company, including conducting due diligence enquires;

•	work together to structure, negotiate and do all things necessary to enter into documentation for the Transaction;

•	participate in meetings with and conduct negotiations with the Special Committee and its advisors and other parties in connection with the Transaction;

•	enter into, and cause Newco to enter into a shareholders’ agreement at the completion of the Transaction;

•	enter into any required documentation, proceed to make any necessary offer or obtain any required shareholder approvals to complete the Transaction; and

•	share the costs and expenses of the Transaction.

In addition, the Consortium Members have agreed to, during the period commencing on the date of the Consortium Agreement and ending 12 months thereafter (the “Exclusivity Period”), among other things, (i) work exclusively with each other to implement the Transaction, (ii) not make, join with or invite, or finance a competing transaction, (iii) not sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise dispose of, or enter into any agreement, arrangement or understanding to sell, any Ordinary Shares; (iv) not enter into any agreement, arrangement or understanding with respect to a limitation on voting rights of the Ordinary Shares; and (v) not deposit any Ordinary Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Ordinary Shares. The Consortium Members have also agreed to vote in favor of the Transaction and against any competing proposal.

The Consortium Agreement will terminate: (a) prior to execution of documentation for the Transaction, if the Consortium Members are unable to agree either (i) as between themselves upon the material terms of the Transaction or (ii) with the Special Committee on the material terms of a Transaction which the Special Committee agrees to recommend to the public shareholders of the Company; or (b) after execution of documentation for the Transaction, upon the earlier of (i) the date the Transaction is consummated and (ii) the date that the merger agreement is validly terminated in accordance with its terms; or (c) by unanimous agreement of the Consortium Members.

The foregoing description of the material terms of the Consortium Agreement is qualified in its entirety by reference to such document, a copy of which has been filed as Exhibit C to this Schedule 13D/A.

To the best knowledge of the Reporting Persons, except as provided herein, in the Original Schedule 13D, the Proposal and the Consortium Agreement there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement, dated July 16, 2010, by and among Capital Ally Investments Limited, GM Investment, Style Technology, Golden Meditech, Sinowill, Huge Harvest, Kingstate, Trend Focus, Nana Gong, Kuo Zhang, Dongping Fei, Hengyang Zhou and Francis Kwok Cheong Wan pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended. (previously filed)

Exhibit B:	Proposal to Company dated March 25, 2011.

Exhibit C:	Consortium Agreement dated March 25, 2011, by and among the Consortium Members.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: March 25, 2011

CAPITAL ALLY INVESTMENTS LIMITED

By:	/s/ Dongping Fei
Name:	Dongping Fei
Title:	Director

GM INVESTMENT COMPANY LIMITED

By:	/s/ Kong Kam Yu
Name:	Kong Kam Yu
Title:	Director

GOLDEN MEDITECH COMPANY LIMITED

By:	/s/ Kong Kam Yu
Name:	Kong Kam Yu
Title:	Company Secretary

STYLE TECHNOLOGY DEVELOPMENT LIMITED

By:	/s/ Kuo Zhang
Name:	Kuo Zhang
Title:	Director

SINOWILL HOLDING LIMITED

By:	/s/ Nana Gong
Name:	Nana Gong
Title:	Director

HUGE HARVEST ENTERPRISES LIMITED

By:	/s/ Dongping Fei
Name:	Dongping Fei
Title:	Director

KINGSTATE GROUP LIMITED

By:	/s/ Hengyang Zhou
Name:	Hengyang Zhou
Title:	Director

TREND FOCUS LIMITED

By:	/s/ Kuo Zhang
Name:	Kuo Zhang
Title:	Director

NANA GONG

/s/ Nana Gong
Nana Gong

KUO ZHANG

/s/ Kuo Zhang
Kuo Zhang

DONGPING FEI

/s/ Dongping Fei
Dongping Fei

HENGYANG ZHOU

/s/ Hengyang Zhou
Hengyang Zhou

FRANCIS KWOK CHEONG WAN

/s/ Francis Kwok Cheong Wan
Francis Kwok Cheong Wan